     ENERGY EXPLORATION TECHNOLOGIES INC
Third Quarter Interim Report
for the nine months ended and as at September 30, 2006

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)

	September 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$912,694	$1,059,277
Short term investments	1,000,000	45,000
Accounts receivable	12,808	63,101
Due from officers and employees	-	2,884
Work-in-progress [note 2]	65,970	-
Prepaid expenses and other	112,798	59,953
	2,104,270	1,230,215
Oil and natural gas properties, on the basis of full cost accounting, net of impairments [notes 2
and 3]	1,122,317	1,088,244
Other property and equipment, net of accumulated depreciation,amortization and impairment
[notes 2 and 4]	210,155	140,864
	$3,436,742	$2,459,323
Liabilities And Shareholders' Equity
Current liabilities:
Trade payables	$224,390	$337,702
Note payable [note 6]	179,043	-
Other accrued liabilities [note 5]	90,406	883,015
Deferred revenue [note 2]	269,681	-
Convertible debentures [note 9]	587,157	981,986
Fair value of conversion feature [note 9]	79,007	1,421,384
	1,429,684	3,624,087
Long term Liabilities:
Note payable [note 6]	-	207,625
	1,429,684	3,831,712
Commitments and contingencies [notes 1 and 11]	-	-
Shareholders' equity:
Preferred shares:- Authorized unlimited
Issued: 10,000,000 [note 8]	3,000,000	3,000,000
Common shares: - Authorized unlimited
Issued: 26,961,079 shares issued as of September 30, 2006 and 21,511,244 shares issued as of
December 31, 2005, respectively [note 7]	32,424,357	28,229,691
Contributed Capital	3,146,181	1,010,589
Deficit	(36,810,939)	(33,874,636)
Accumulated other comprehensive gain	247,459	261,967
	2,007,058	(1,372,389)
	$3,436,742	$2,459,323

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements balance sheets.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenues
Oil and natural gas revenue	$7,378	$14,507	$28,257	$35,172
Operating expenses
Oil and natural gas operating expenses	1,932	1,532	3,678	3,511
Administrative	520,234	298,364	1,891,992	1,866,921
Depletion and impairment of oil and natural
gas properties [note 3]	5,650	5,201	41,200	514,185
Amortization and depreciation [note 4]	22,253	11,073	48,408	45,961
Survey operations and support	(34)	-	29,021	1,141
	550,035	316,170	2,014,299	2,431,719
Operating loss	(542,657)	(301,663)	(1,986,042)	(2,396,547)
Other expense
Interest	3,564	(8,521)	10,347	(16,969)
Interest on convertible debentures [note 9]	(33,539)	-	941,504	-
Other income	(1,590)	-	(1,590)	-
	(31,565)	(8,521)	950,261	(16,969)
Net loss
before income taxes	(511,092)	(310,184)	(2,936,303)	(2,413,516)
Income tax benefit	-	17,134	-	17,134
Net loss	$(511,092)	$(293,050)	$(2,936,303)	$(2,396,382)
Other comprehensive loss:
Foreign currency translation adjustments	(6,359)	65,449	(14,508)	27,114
Comprehensive loss	$(517,451)	$(227,601)	$(2,950,811)	$(2,369,268)
Basic and diluted loss per share [note 7]	$(0.02)	$(0.01)	$(0.12)	$(0.11)
Weighted average common shares outstanding	26,820,467	21,292,749	24,383,191	21,253,266

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Unaudited and unreviewed) (Expressed in U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Operating activities
Net loss	$(511,092)	$(293,050)	$(2,936,303)	$(2,396,382)
Amortization and depreciation of other property
and equipment	22,253	11,073	48,408	45,961
Depletion and impairment of oil and natural gas
properties	5,650	5,201	41,200	514,185
Costs settled by issuance of common stock and
options	-	-	1,130,401	218,750
Changes in non-cash working capital
Accounts receivable	14,533	(530)	50,293	328,432
Work in progress	(65,970)	-	(65,970)	-
Interest accrued on loan to former employee	-	(3,457)		(3,840)
Due from officers and employees	138	(5,123)	2,884	(1,209)
Prepaid expenses	(28,217)	3,613	(52,845)	(2,889)
Deferred revenue	224,886	-	269,681	-
Trade payables	(8,284)	(56,488)	(113,312)	249,060
Other accrued liabilities	(1,558)	479,117	(792,609)	853,515
Compensation settled with options	137,957	-	328,576	-
Non-cash interest expense	(33,538)	-	941,504	-
Net cash used by operating activities	(243,242)	140,356	(1,148,092)	(194,417)
Financing activities
Funds raised through note payable	1,418	6,171	1,418	241,949
Funds raised through the sale of common shares,
net of issuance costs	(1,445)	-	2,092,500	-
Funds raised through the exercise of options	17,800	-	70,071	28,500
Subscriptions payable	-	-	-	(49,515)
Net cash generated by financing activities	17,773	6,171	2,163,989	220,934
Investing activities
Funds invested in other property and equipment	(20,541)	(7,703)	(83,906)	(25,048)
Funds invested in oil and natural gas properties	(29,522)	(69,164)	(31,915)	(561,266)
Proceeds on sale of oil and gas properties	-	50,000		50,000
Funds borrowed by an employee	(570)	-	-	-
Funds generated by (used in) short term
investments	(1,000,000)	20,000	(955,000)	505,000
Net cash generated by (used in) investing activities	(1,050,633)	(6,867)	(1,070,821)	(31,314)
Effect of foreign exchange loss on working capital	(29,133)	65,449	(91,659)	27,114
Net cash inflow (outflow)	(1,305,235)	205,109	(146,583)	22,317
Cash , beginning of period	2,217,929	104,639	1,059,277	287,431
Cash, end of period	$912,694	$309,748	$912,694	$309,748
Non Cash Financing activities
Release of subscriptions payable through the
issuance of common shares	$-	$12,027	$-	$81,225
Cash paid for taxes	$-	$-	$-	$-
Cash paid for interest	$3,485	$-	$9,315	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity (Deficit)
(Unaudited and unreviewed) (Expressed in U.S. dollars except share data)

	For the nine months period ended		For the nine months period ended
	September 30, 2006		September 30, 2005
	Units	Amount	Units	Amount
Common Stock
Balance at the beginning of the period	21,511,244	$28,229,691	21,055,171	$27,565,636
Issued upon exercise of stock options	120,000	70,071	75,000	28,500
Issued through conversion of debentures	2,448,404	2,678,711
Issued for cash pursuant to private placement; net
of issue costs	2,124,000	585,194	39,600	81,710
Issued as a finders fee	152,560	-	-	-
Shares issued for services	604,871	860,690	125,000	218,750
Balance at end of period	26,961,079	32,424,357	21,294,771	27,894,596
Preferred Shares
Balance at the beginning of the period	10,000,000	3,000,000	-	-
Balance at end of period	10,000,000	3,000,000	-	-
Contributed Capital
Balance at the beginning of the period		1,010,589		-
Stocked based compensation on stock warrants		1,799,979		-
Stocked based compensation on stock options
issued to employees		306,068		-
Stocked based compensation on stock options
issued to contractors		29,545		-
Issued pursuant private placement		-		-
Balance at end of period		3,146,181		-
Deficit
Balance at the beginning of the period		(33,874,636)		(26,038,158)
Net Loss for period		(2,936,303)		(2,396,382)
Balance at end of period		(36,810,939)		(28,434,540)
Accumulated other comprehensive income
Balance at the beginning of the period		261,967		265,639
Net comprehensive income		(14,508)		27,114
Balance at end of period		247,459		292,753
Total Shareholders Equity		$2,007,058		$(247,191)

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC
Notes to the Consolidted Financial Statements
For the nine month period and as at September 30, 2006
(Unaudited and unreviewed) (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", " company" or "NXT" ) was incorporated under the laws of the State of Nevada on Septemer 27, 1994. The reverse takeover by Pinnacle Oil Inc. of the original company on October 20, 1995 triggered the "continuing entity" for financial accounting purposes under United States of America ("U.S." ) GAAP.

In March 2003 we divested all our U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties had been presented as discontinued operations.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change, which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a technology based reconnaissance exploration company which utilizes our proprietary stress field detection (SFD ) remote sensing airborne survey technology to quickly and inexpensively identify and highgrade oil and natural gas prospects.

For the nine months ended September 30, 2006, we incurred a loss of $2,936,303 and had $36,810,939 accumulated deficit at September 30, 2006. Our working capital at September 30, 2006 was $674,586. The net cash used in operating activities was $1,148,092 for the nine months ended September 30, 2006.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We are scheduled to complete a survey contract for a fee in 2006 and plan to complete additional survey contracts in the future. We cannot give assurance that we will be successful in executing this plan. Should we fail to earn revenue we would ultimately be forced to suspend our operations, liquidate our assets, wind-up and dissolve our company.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern, which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements as at September 30, 2006 and for the nine month interim periods ended September 30, 2006 and 2005 in accordance with accounting principles generally accepted in the U.S. for interim financial reporting. While the financial statements for these interim periods reflect all normal recurring adjustments, which, in the opinion of our management, are necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by accounting principles generally accepted in the U.S. for complete financial statements. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year. Refer to our consolidated financial statements included in our annual report on Form 10-K for our fiscal year ended December 31, 2005.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements. All inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated as a consequence of the consolidation process, and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the U.S. requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well they affect revenues and expenses recorded during the reporting periods. Estimates include allowances for doubtful accounts, valuation of the note receivable, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock based compensation, valuation of future tax assets, determination of proved reserves and reflect management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined necessary. Actual results may differ from those estimates.

Cash and Cash Equivalents

For the purposes of preparing the consolidated balance sheets and statements of cash flows contained in these consolidated financial statements, we consider all investments with original maturities of ninety days or less to constitute "cash and cash equivalents".

Short Term Investments

Included in investments are temporary investments in term deposits, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition of SFD Survey

We recognize revenue on SFD Survey contracts on a completed contract basis. All money received or invoiced in advance of completion of the contract is reflected as Deferred Revenue and treated as a current liability on our Balance Sheet. All expenses incurred related to SFD Survey contracts are reflected as Work-in Progress and treated as a current asset on our Balance Sheet. Upon completion of the related contract Deferred Revenue and the Work-in-Progress is moved as appropriate to the Statement of Earnings (Loss) as either Revenue or Cost of Sales.

Share-Based Compensation Plans

In December 2004, the FASB issued SFAS 123-R (revised 2004), "Share Based Payment ." SFAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “ Accounting for Stock Issued to Employees” . SFAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments. Prior to the adoption of SFAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

SFAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted. This value is then recorded as a compensation expense over the vesting period wherein an employee is required to provide service for the award. The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, SFAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for implementation of SFAS 123-R was January 1, 2006. Accordingly this standard was reflected initially in our first quarterly interim report of 2006. We adopted this standard using the “modified prospective” transition method. Using the modified prospective method there is no compensation expense recorded for any outstanding option that was vested as of the effective date of this standard. In accordance with the modified prospective transition method a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date. Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect, if any, the adoption of Interpretation No. 48 will have on its financial statements and related disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements.” SAB 108 provides guidance for quantifying and assessing the materiality of misstatements of financial statements, including uncorrected misstatements that were not material to prior years’ financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company is currently assessing the effect, if any, SAB 108 will have on its financial statements and related disclosures.

3. Oil and Natural Gas Properties

Summarized below are the oil and natural gas property costs we capitalized for the nine months ended September 30, 2006 and 2005, and as of September 30, 2006 and December 31, 2005.

		Nine Months	As at
	Ended September 30,		September 30,	December 31,
	2006	2005	2006	2005
Acquisition costs	$47,646	$41,553	$1,162,993	$1,115,347
Exploration costs	174,400	627,576	4,264,336	4,089,936
Oil and natural gas properties	222,046	669,129	5,427,329	5,205,283
Less impairment and depletion	(174,350)	(619,457)	(3,955,256)	(3,780,906)
Less dispositions	(13,623)	(52,591)	(349,756)	(336,133)
Net oil and natural gas properties	$34,073	$(2,919)	$1,122,317	$1,088,244

Net oil and natural gas property costs at September 2006 and December 31, 2005 are in the majority related to unproven Canadian properties. We assess our unproved properties for any impairment in value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

4. Other Property and Equipment

Summarized below are our capitalized costs for other property and equipment as of September 30, 2006 and December 31, 2005:

	September 30,	December 31,
	2006	2005
Computer and SFD equipment	$441,621	$378,373
Computer and SFD software	178,406	159,888
Equipment	50,801	50,113
Furniture and fixtures	243,396	233,916
Leasehold improvements	281,779	270,803
SFD survey system (including software)	200,092	148,321
Tools	2,200	2,114
Vehicle	18,828	18,828
Flight equipment	1,601	1,539
Other property and equipment	1,418,724	1,263,895
Less accumulated depreciation, amortization and impairment	(1,208,569)	(1,123,030)
Net other property and equipment	$210,155	$140,864

5. Other Accrued Liabilities

As of September 30, 2006 the Company has $90,406 of other accrued liabilities. Other accrued liabilities includes $15,657 accrued audit fees, $30,864 payable for tax return preparation, $10,000 accrued legal fees, $242 crown royalty payable, $24,750 in consulting fees, $3,133 in accrued flight costs and $5,760 accrued oil and gas property costs.

6. Note Payable

As of September 30, 2006 the Company has a loan outstanding in the amount of $179,043 due to our President, CEO, Director and largest shareholder, Mr. George Liszicasz. The loan agreements provide that the loan accrues interest at the rate of 0.58% per month (7.0% per annum). The maturity date for this loan is April 15, 2007.

7. Common Stock

The loss per share is presented in accordance with the provision of SFAS No. 128, Earnings Per Share (“EPS”). Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS were the same for the nine months ended September 30, 2006 and 2005 as the company reported losses from operations and therefore, all potentially dilutive instruments were anti-dilutive. During these periods, outstanding preferred shares, stock options and warrants were the only potentially dilutive instruments.

Nine months ended September 30, 2006

On January 6, 2006 we issued 182,788 common shares to discharge in full a $274,182 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005. The liability was recorded as “Other Accrued Liabilities” at December 31, 2005.

On January 23, 2006 we issued 400,000 common shares to discharge in full a $564,000 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005. The liability was recorded as “Other Accrued Liabilities” at December 31, 2005.

On March 20, 2006 we issued 35,833 common shares, which resulted from the conversion of a Secured Convertible Debenture and accrued but unpaid interest.

On March 23, 2006 we issued 41,058 common shares, which resulted from the conversion of a Secured Convertible Debenture and accrued but unpaid interest.

During the first quarter of 2006 we issued 92,500 common shares as a result of options exercised at prices between $0.38 and 0.65 per share.

NXT closed two Private Placements for aggregate net and gross proceeds of $2,124,000. On April 19, 2006 the NXT closed a Private Placement for $1,685,000 wherein NXT issued 1,685,000 Units. On May 12, 2006 the Company closed a second Private Placement for $439,000 wherein NXT issued a further 439,000 Units. For both Private Placements a Unit was sold at a price of $1.00 and each Unit consisted of one (1) common share and one (1) warrant. Each warrant shall entitle the holder to purchase one additional Common Share at $2.00 per share for a period of two (2) years from the date of issue.

The issuance of the shares is exempt from registration pursuant to section 4(2) of the Securities Act of 1933. Shares are restricted and must be resold in the United Sates of America pursuant to Rule 144 promulgated by the SEC under the Securities Act of 1933 and in Canada pursuant to Multilateral Instrument 45-102 Resale of Securities.

In connection with the financing, NXT paid a commission of an additional 152,560 Units.

During the third quarter of 2006 we issued 17,800 common shares as a result of options exercised at prices between $0.62 and 0.65 per share; we issued 138,664 common shares, which resulted from the conversion of Secured Convertible Debentures and accrued but unpaid interest; and we issued 22,508 common shares which were issued for consulting services.

Year Ended December 31, 2005

On January 13, 2005 we issued 125,000 common shares to discharge a $218,750 liability related to corporate strategy and planning services provided by a consultant to NXT in 2005.

On March 17, 2005 we issued 10,000 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On March 30, 2005 we issued 23,600 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On July 31, 2005 we issued 6,000 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004.

On December 31, 2005 we issued 147,500 common shares in conjunction with the $2.00 ($2.60 Cdn) private placement, for which we had already received the money in the prior year and was shown as subscriptions payable at the end of 2004. We also had a refund on $12,320 finder’s fees that we had outstanding, which was waived by the finder.

8. Preferred Shares

On December 31, 2005 the Amended and Restated Technical Service Agreement was signed between the Company and George Liszicasz, its Chief Executive Officer. According to the terms of the agreement Mr. Liszicasz received 10,000,000 preferred shares. Of these preferred shares 2,000,000 were immediately convertible into common shares on a one-to-one basis but have not yet been converted. The remaining 8,000,000 preferred shares are conditionally convertible into common shares if specified annual revenue objectives are met.

The Preferred shares were issued in consideration for Mr. Liszicasz granting the Company an intangible asset. The asset consists of an exclusive, world-wide license to use, develop, copy and modify the Operating SFD Detectors and to the extent reasonably necessary, the SFD Theories for use in the exploration of hydrocarbon resources.

The preferred shares are progressively convertible on a one-to-one basis into common shares, at the option of the holder once annual revenue objectives are met. The following schedule outlines the number of preferred shares that become convertible at various revenue stages of the Company.

	Preferred Shares are Convertible when	Shares convertible
	the following annual revenue objectives	when Revenue
Stage	are met	Objectives are met
1	Nil	2,000,000
2	$50 million	2,000,000
3	$100 million	2,000,000
4	$250 million	2,000,000
5	$500 million	2,000,000
TOTAL		10,000,000

All ten million (10,000,000) preferred shares became issued and outstanding upon execution of the agreement on December 31, 2005. Gross revenue of the Corporation is determined on a consolidated basis in accordance with generally accepted accounting principles and will also include the proceeds of sale of assets by the Corporation or its subsidiaries.

The preferred shares issued were valued using a Black Scholes option-pricing model with the following assumptions and valuations:

	Immediately	Conditionally
	Convertible	Convertible	Total
Number of Preferred Shares	2,000,000	8,000,000	10,000,000
Fair Value per Preferred Shares Issued	$1.40	$0.03	$1.50
Cost to Convert Preferred Shares to Common Shares	Nil	Nil	Nil
Expected Dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10.0	10.0	10.0
Expected volatility in the price of NXT’s common shares	300%	300%	300%
Risk free interest rate (%)	4.0%	4.0%	4.0%
Fair Market Value of Preferred Shares	$2,800,000	$200,000	$3,000,000

The value for the Preferred Shares is substantially assigned to the first two million (2,000,000) preferred shares that are immediately convertible into Common Shares. The remaining eight million (8,000,000) preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the Preferred Shares to be convertible into Common Shares.

As per FAS 2 “Accounting for Research and Development Costs” intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred. Accordingly we expensed in the fourth quarter of 2005 the full value of this intangible asset as a research and development expense.

9. Convertible Debentures

In the fourth quarter of 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued security that converts automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of Note Payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414. The debentures are convertible into common shares.

The debenture matures eighteen months from closing and bears interest at ten percent per annum. An additional two percent penalty shall be paid by the Company if registration statements are not filed under appropriate legislation to ensure that shares underlying the debenture and warrant are available for resale within 90 days of closing. The debenture is secured by certain specified oil and gas properties.

The debenture obligations can be discharged by the Company in the following manners:

1.	At the option of the debenture holder the outstanding principal and accrued interest can be converted until maturity into Common Shares at a price of the lesser of $0.70 per unit or 85% of the lowest price of any Common Share issued during the term of the debenture other than through the exercise of warrants or options.

2.	The Company has the right to redeem a debenture prior to maturity date at a price equal to the principal amount plus 20% less any interest paid.

3.	In the event that the debenture is not fully redeemed or converted at six months following the close, then the company is obligated to pay the investor monthly one twelfth of the outstanding pricipal and any accrued interest beginning seven months after close until the debenture is fully repaid. The Company's redemption obligation can be paid by either Common Shares or cash. If the payment is paid in Common Shares, the issue price of the Common Share shall equal 85% of the average closing price for the ten trading days preceding the payment date.

4.	Registration penalty interest can be paid with either cash or Common Shares. If paid by Common Shares, the issue price of Common Shares shall be $0.70 per Common Share.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount is being accreted, together with the stated interest on the debenture, using an effective interest method over the term of the debenture.

The embedded derivative instrument is the conversion option. This conversion feature is revalued at the end of each reporting period to reflect its period ended fair market value. Any change in the value of the conversion feature is expensed in the period.

Immediately prior to the conversion of any convertible debenture to common shares we amortize any remaining debt discount for that debenture and revalue its conversion feature to fair market value. The resulting changes in carrying value of the debenture and conversion feature are recorded as a debit or credit, as applicable, to income for the period. Common shares issued through the conversion of a debenture are then valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure the value of the convertible debenture and the conversion feature as at the beginning and ending of the nine month period ended September 30, 2006 and the changes in the period are as follows:

Debenture carrying value at December 31, 2005	$981,986
Accretion expense	1,008,639
Interest expense including registration penalty	407,735
Converted to Common Share	(1,811,203)
Debenture carrying value at September 30, 2006	$587,157
Fair value of the Conversion Feature at December 31, 2005	$1,421,384
Converted to Common Share	(867,506)
Change in fair market value	(474,871)
Fair value of the Conversion Feature at September 30, 2006	$79,007

10. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of September 30, 2006:

		Weighted average		Weighted average
	Outstanding	exercise price of		exercise price of
Range of Exercise Prices	Options	outstanding options	Options exercisable	exercisable options
$0.14 - $0.43	331,667	$0.36	331,667	$0.36
$0.65 - $0.95	375,000	$0.69	225,000	$0.65
$1.00 - $1.50	614,463	$1.34	152,463	$1.46
$2.00 - $4.13	324,000	$2.25	270,667	$2.27
Total Sum of Outstanding	1,645,130	$1.17	979,797	$1.13

Weighted average
remaining
Range of Exercise Prices	contractual life
$0.14 - $0.43	1.6
$0.65 - $0.95	3.9
$1.00 - $1.50	3.5
$2.00 - $4.13	2.3
Total Sum of Outstanding	3.0

	Period ended September 30, 2006		Period ended December 31, 2005
	# of Options	Weighted Average	# of Options	Weighted Average
Outstanding as at beginning of year	1,683,000	$1.87	1,692,335	$1.40
Granted	391,463	$1.19	795,000	$1.11
Cancelled	(331,000)	$1.93	(538,695)	$1.34
Exercised	(98,333)	$0.63	(265,640)	$0.90
Options outstanding as at September 30	1,645,130	$1.17	1,683,000	$1.87
Exercisable as at September 30	979,797	$0.89	927,660	$1.26
Available for grant at end of period	2,696,108		1,961,640

Options outstanding as of September 30, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The 2006 Stock Option Plan shall be administered by the board of directors of the Company. The aggregate number of Common Shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the Shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding Common Shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the Common Shares of the Company are listed. Furthermore shareholder approval is required for grants of Options to insiders of Options that exceed ten percent of the issued Common Shares, within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the Shares of the Company are listed.

We received $70,071 and $28,500 cash from the exercise of stock options during the nine month period ended September 30, 2006 and 2005, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled nil in both periods.

Compensation Expense Associated With Grant of Options

In the nine months ended September 30, 2006, the adoption of FAS 123-R resulted in incremental stock-based compensation expense of $328,576. The incremental stock-based compesation expense caused net loss to increase by $328,576. Net cash flow is not affected by the adoption of this standard.

The incremental stock-based compensation expense in the nine months ended September 30, 2006 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued with an exercise price equal to the current market price on the date of grant, subject to a 3-year vesting period and with a contractual term of 5 years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	Period ended September 30, 2006
	Three months	Nine months
Expected Dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected Volatility in the price of common shares (%)	89%	153%
Risk free interest rate (%)	4%	4%

As of September 30, 2006, there was $595,137 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

In the nine months ended September 30, 2005 there was no incremental stock-based compensation expense recognized as a result of the adoption of FAS 123-R as we adopted this standard using the modified prospective transition method. Prior to the adoption of FAS 123-R, the Company applied APB 25 to account for its stock-based awards. Under this standard no stock-based compensation expense was recorded by the Company. Had we elected to follow the modified retrospective method, an alternative transition method provided for under FAS 123-R, to transition from APB 25, we would have recorded additional compensation expense of $567,060, for the nine months ended September 30, 2005.

The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the three and nine months ended September 30, 2005 based on the modified retrospective method.

	Period ended September 30, 2005
	Three months	Nine months
Net loss for the period as reported	$(227,601)	$(2,369,268)
Less: Total stock-based employee compensation expense determined under the fair
value method for all awards	(133,317)	(567,060)
Pro forma net loss for the period	$(360,918)	$(2,936,328)
Pro forma basis and diluted loss per common share	$(0.02)	$(0.14)

The pro forma stock-based employee compensation expense determined under the fair value method for the nine months ended September 30, 2005 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued at the current market price on the date of grant, subject to a 3-year vesting period with a contractual term of 5 years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions.

	Period ended September 30, 2005
	Three months	Nine months
Expected Dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected Volatility in the price of common shares (%)	243%	241%
Risk free interest rate (%)	4%	4%

11. Commitments and Contingencies

In December 2005 we entered into a sublease agreement for our office for a term ending October 31, 2006. The monthly minimum sublease payments were Cdn. $10,719 per month.

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012. The monthly minimum sublease payments are Cdn. $18,020 per month for the first three years and Cdn. $19,266 per month for the remaining three years of the lease. Pursuant to this lease agreement NXT provided the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year. NXT will secure a letter of credit with cash held on deposit with the Canadian bank.

On November 27, 2002, we were served a Statement of Claim, which had been filed on November 25, 2002, in the Court of Queen’s Bench of Alberta, Judicial District of Calgary (Action No. 0201-19820), naming Energy Exploration Technologies Inc. and George Liszicasz as defendants. Mr. Dirk Stinson, the plaintiff, alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed Mr. Stinson from trading his shares of NXT. On December 10, 2002, we filed our Statement of Defense. Mr. Stinson is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are vigorously defending ourselves against the claim.

On March 18, 2003, we were served a Statement of Claim which had been filed on March 14, 2003, in the Court of Queen’s Bench of Alberta, Judicial District of Calgary (Action No. 0301-04309), naming Glen Coffey, Murray’s Aviation Repairs (1980) Ltd., Energy Exploration Technologies, its wholly-owned subsidiary, NXT Energy Canada, Inc., Dennis Wolsky, as Administrator of the Estate of Jerry Wolsky, deceased and Embassy Aero Group Ltd. as defendants. Tops Aviation Ltd., Spartan Aviation Inc. and John Haskakis (the “Plaintiffs”) allege that the defendants were negligent and in breach of a Ferry Flight Contract between one or some of the defendants and one or some of the Plaintiffs under which Mr. Jerry Wolsky was to deliver a Piper Twin Comanche aircraft to Athens, Greece. The aircraft crashed in Newfoundland enroute to Athens killing Mr. Wolsky. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo; and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses.

NXT was not party to the Ferry Flight Contract. We believe the claim against us is without merit and we intend to vigorously defend ourselves against the claim and will seek an expeditious dismissal of the claim.

12. Warrants

We have summarized below all outstanding options as of September 30, 2006:

	Number of Warrants
	2006	2005
Balance beginning of year	3,501,592	1,327,467
Issued through private placement	2,124,000	33,600
Issued as a Finders fee	152,560	-
Issued for Investor Relations Services	350,000	-
As of September 30, 2006	6,128,152	1,361,067

On April 30, 2006 NXT entered into agreements with two companies to provide financial consulting and investment banking services. We granted these two companies an aggregate of 350,000 warrants exercisable at $1.60 per share into 350,000 common shares until April 30, 2008.

All warrants are fully exercisable upon issue.

	September 30, 2006		September 30, 2005
		Weighted average		Weighted average
		remaining		remaining
	Outstanding	contractual life	Outstanding	contractual life
Exercise Prices	Warrants	(years)	Warrants	(years)
$1.00	1,989,265	1.2	-
$1.60	350,000	1.6	-
$2.00	2,276,560	1.6	-
$2.75	1,512,327	0.3	1,361,067	1.3
Total Sum of Outstanding	6,128,152	1.1	1,361,067	1.3

13. Segment Information

In the nine month period ended September 30, 2006 and 2005 we operated in only one business segment, oil and natural gas exploration and in one geographic area, Canada.

14. Subsequent Events

On November 26, 2006 the Company completed in-fill flying on the Cdn. $1,200,000 SFD survey contract. Immediately following the completion of the in-fill flights, and pursuant to the contract terms, the Company invoiced the clients in aggregate an additional Cdn. $300,000.

On November 1, 2006 the company provided additional security to the Landlord in the form of a Letter of Credit in the amount of $115,000 and for the term of one year. The Landlord has the right to draw on the Letter of Credit only in the event that the company defaults on any terms of the lease agreement and for the sole purpose of recovering damages incurred as a result of the default. The Landlord may, based upon reasonable concerns regarding the company's credit worthiness, request that the Letter of Credit be renewed following the expiration of the one year term.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year’s presentation.